Filed by MPLX LP
Commission File No.: 001-35714
Pursuant to Rule 425 under the
Securities Act of 1933, as amended
Subject Company:
MarkWest Energy Partners, L.P.
Commission File No.: 001-31239

The following press release was issued by MPLX LP on December 1, 2015.

MarkWest unitholders approve combination with MPLX
Transaction expected to close Dec. 4, 2015

FINDLAY, Ohio, and DENVER, Dec. 1, 2015 — At a special meeting held today, unitholders of MarkWest Energy Partners, L.P. (NYSE: MWE) approved a strategic combination with MPLX LP (NYSE: MPLX) by voting to approve the merger agreement dated July 11, 2015, as amended. Based on the voting results, approximately 80 percent of the units voted at the special meeting were in favor of the merger agreement.

The transaction will result in MarkWest, the second-largest processor of natural gas in the United States and largest processor and fractionator in the Marcellus and Utica shale plays, becoming a wholly owned subsidiary of MPLX, a rapidly growing crude oil and refined products logistics partnership sponsored by Marathon Petroleum Corporation (NYSE:MPC). The combination creates one of the largest master limited partnerships (MLPs) and is expected to generate a mid-20 percent compound annual distribution growth rate through 2019.

“We are pleased the overwhelming majority of MarkWest unitholders voting supported the combination and we look forward to delivering on the significant opportunities in front of the combined partnership,” said Gary R. Heminger, MPLX chairman and chief executive officer. “This combination creates a large- cap diversified midstream partnership with an extraordinary growth profile, underpinned by MarkWest’s large organic growth backlog and MPC’s large inventory of MLP-eligible assets.”

Frank Semple, MarkWest chairman, president and chief executive officer, said MarkWest and MPLX form a powerful combination to support the ongoing needs of producer customers. "Together with MPLX, MarkWest is exceptionally well-positioned to extend its long history of delivering best-in-class customer service and focused execution on continued midstream infrastructure build-out,” he said. “Our development of critical midstream solutions will be further enhanced by MPC's strong parental support and a growing inventory of dropdown assets available to the combined partnership. MPC’s significant pipeline and refinery operations will be critical for expanding and integrating MarkWest’s midstream platform throughout some of our nation’s most productive resource plays.”

The transaction is subject to customary closing conditions and is expected to close Dec. 4, 2015.

MPLX, MarkWest and MPC management will host an analyst and institutional investor meeting Dec. 3,
2015. The presentation will be webcast live beginning at 9 a.m. EST. The webcast will include the presentation audio as well as accompanying slides. The meeting is expected to conclude at approximately 11:30 a.m. This event will be accessible via the MPC website at HYPERLINK "http://ir.marathonpetroleum.com/" http://ir.marathonpetroleum.com and the MPLX website at HYPERLINK "http://ir.mplx.com/" http://ir.mplx.com.
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About MPLX LP
MPLX is a fee-based, growth-oriented master limited partnership formed in 2012 by Marathon Petroleum Corporation to own, operate, develop and acquire pipelines and other midstream assets related to the transportation and storage of crude oil, refined products and other hydrocarbon-based products. Headquartered in Findlay, Ohio, MPLX’s assets consist of a 99.5 percent equity interest in a network of common carrier crude oil and products pipeline assets located in the Midwest and Gulf Coast regions of the United States and a 100 percent interest in a butane storage cavern located in West Virginia with approximately 1 million barrels of natural gas liquids storage capacity.

About MarkWest Energy Partners

MarkWest Energy Partners, L.P. is a master limited partnership that owns and operates midstream service businesses. MarkWest has a leading presence in many natural gas resource plays including the Marcellus Shale, Utica Shale, Huron/Berea Shale, Haynesville Shale, Woodford Shale and Granite Wash
formation.

MPLX Investor Relations Contacts:
Geri Ewing (419) 421-2071
Teresa Homan (419) 421-2965

MPLX Media Contacts:
Chuck Rice (419) 421-2521
Jamal Kheiry (419) 421-3312

MarkWest Investor Relations and Media Contact:
Joshua Hallenbeck (866) 858-0482

This press release contains forward-looking statements within the meaning of federal securities laws regarding MPLX LP ("MPLX"), Marathon Petroleum Corporation ("MPC"), and MarkWest Energy Partners, L.P. ("MWE"). These forward-looking statements relate to, among other things, expectations, estimates and projections concerning the business and operations of MPLX, MPC, and MWE. You can identify forward-looking statements by words such as "anticipate," "believe," "estimate," "objective," "expect," "forecast," "guidance," "imply," "plan," "project," "potential," "could," "may," "should," "would," "will" or other similar expressions that convey the uncertainty of future events or outcomes. Such forward- looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the companies' control and are difficult to predict. In addition to other factors described herein that could cause MPLX's or MWE's actual results to differ materially from those implied in these forward-looking statements, negative capital market conditions, including a persistence or increase of the current yield on common units, which is higher than historical yields, could adversely affect MPLX's ability to meet its distribution growth guidance, particularly with respect to the later years of such guidance. Factors that could cause MPLX's or MWE's actual results to differ materially from those implied in the forward-looking statements include: the ability to satisfy conditions to the closing of the transaction contemplated by the merger agreement; risk that the synergies from the MPLX/MWE transaction may not be fully realized or may take longer to realize than expected; disruption from the MPLX/MWE transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of MWE or MPLX, as applicable; the adequacy of MPLX's and MWE's respective capital resources and liquidity, including, but not limited to, availability of sufficient cash flow to pay distributions, and the ability to successfully execute their business plans and implement their growth strategies; the timing and extent of changes in commodity prices and demand for crude oil, refined products, feedstocks or other hydrocarbon-based products; volatility in and/or degradation of market and industry conditions; completion of pipeline capacity by competitors; disruptions due to equipment interruption or failure, including electrical shortages and power grid failures; the suspension, reduction or termination of MPC's obligations under MPLX's commercial agreements; each company's ability to successfully implement its growth plan, whether through organic growth or acquisitions; modifications to earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; changes to MPLX's capital budget; other risk factors inherent to MPLX or MWE's industry; and the factors set forth under the heading "Risk Factors" in MPLX's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with the Securities and Exchange Commission (SEC); and the factors set forth under the heading "Risk Factors" in MWE's Annual Report on Form 10-K for the year ended Dec. 31, 2014, and Quarterly Report on Form 10-Q for the quarter ended Sept. 30, 2015, filed with the SEC. These risks, as well as other risks associated with MPLX, MWE and the proposed transaction, are also more fully discussed in the joint proxy statement and prospectus included in the registration statement on Form S-4 filed by MPLX and declared effective by the SEC on Oct. 29, 2015, as supplemented. Factors that could cause MPC's actual results to differ materially from those implied in the forward-looking statements include: risks described above relating to the MPLX/MWE proposed merger; changes to the expected construction costs and timing of pipeline projects; volatility in and/or degradation of market and industry conditions; the availability and pricing of crude oil and other feedstocks; slower growth in domestic and Canadian crude supply; an easing or lifting of the U.S. crude oil export ban; completion of pipeline capacity to areas outside the U.S. Midwest; consumer demand for refined products; transportation logistics; the reliability of processing units and other equipment; MPC's ability to successfully implement growth opportunities; modifications to MPLX earnings and distribution growth objectives; federal and state environmental, economic, health and safety, energy and other policies and regulations; other risk factors inherent to MPC's industry; and the factors set forth under the heading "Risk Factors" in MPC's Annual Report on Form 10-K for the year ended Dec. 31, 2014, filed with SEC. In addition, the forward-looking statements included herein could be affected by general domestic and international economic and political conditions. Unpredictable or unknown factors not discussed here, in MPLX's Form 10-K, in MPC's Form 10-K, or in MWE's Form 10-K and Form 10-Qs could also have material adverse effects on forward-looking statements. Copies of MPLX's Form 10-K are available on the SEC website, MPLX's website at HYPERLINK "http://ir.mplx.com/" http://ir.mplx.com or by contacting MPLX's Investor Relations office. Copies of MPC's Form 10-K are available on the SEC website, MPC's website at HYPERLINK "http://ir.marathonpetroleum.com/" http://ir.marathonpetroleum.com or by contacting MPC's Investor Relations office. Copies of MWE's Form 10-K and Form 10-Qs are available on the SEC website, MWE's website at HYPERLINK "http://investor.markwest.com/" http://investor.markwest.com or by contacting MWE's Investor Relations office.

Additional Information and Where to Find It

In connection with the proposed acquisition, MPLX and MWE have filed relevant materials with the SEC, including MPLX's registration statement on Form S-4 that includes a definitive joint proxy statement and a prospectus declared effective by the SEC on Oct. 29, 2015 and a supplement to the proxy statement/prospectus filed on Nov. 17, 2015. Investors and security holders are urged to read all relevant documents filed with the SEC, including the definitive joint proxy statement and prospectus, because they contain important information about the proposed transaction. Investors and security holders are able to obtain the documents free of charge at the SEC's website, HYPERLINK "http://www.sec.gov/" http://www.sec.gov, or for free from MPLX LP at its website, HYPERLINK "http://ir.mplx.com/" http://ir.mplx.com, or in writing at 200 E. Hardin Street, Findlay, Ohio 45840, Attention: Corporate Secretary, or for free from MWE by contacting Investor Relations by phone at 1-(866) 858-0482 or by email at HYPERLINK "mailto:investorrelations@markwest.com" investorrelations@markwest.com.